EXHIBIT 99.1

Auryn Increases and Completes Flow-Through Funding for $7.3 Million

VANCOUVER, British Columbia, Aug. 16, 2018 (GLOBE NEWSWIRE) -- Auryn Resources Inc. (TSX: AUG, NYSE AMERICAN: AUG, “Auryn” or the “Company”), is pleased to announce that, due to significant demand, it has increased and closed its previously announced non-brokered flow-through private placement for $4.6 million to gross proceeds of CAD$7.3 million. The placement now consists of approximately 2.1 million flow-through common shares (the “FT Shares”) priced at CAD$1.60 per FT Share and approximately 2.2 million charity flow-through shares (the “Charity FT Shares”) priced at an average of CAD$ 1.80 per Charity FT Share (the “Offering”).

Goldcorp Inc. will maintain its pro-rata interest in Auryn (approximately 12.4%) by acquiring 490,000 common shares from the purchasers of the Charity FT Shares.

The Company intends to use the net proceeds from the Offering to fund the Committee Bay drill program, a Homestake Ridge follow-up drill program of approximately 3,000 meters and a refined targeting program at the Gibson MacQuoid project.

The FT Shares will qualify as “flow-through shares” (within the meaning of subsection 66(15) of the Income Tax Act (Canada)).  The Charity FT Shares will also qualify as “flow-through shares” and were sold on a charitable flow-through basis.  The gross proceeds of the sale of the Offering will be used to fund "Canadian exploration expenses" (within the meaning of the Income Tax Act (Canada)) to be incurred by no later than December 31, 2019 for renunciation to investors in the Offering effective December 31, 2018.

The shares under the Offering are subject to a four-month hold period and were not offered or registered in the United States. A total of $350,000 was paid in commissions for the offering.

ON BEHALF OF THE BOARD OF DIRECTORS OF AURYN RESOURCES INC.

Ivan Bebek

Executive Chairman

For further information on Auryn Resources Inc., please contact Natasha Frakes, Manager of Corporate Communications at (778) 729-0600 or info@aurynresources.com.

About Auryn

Auryn Resources is a technically driven junior mining exploration company focused on delivering shareholder value through project acquisition and development. The Company’s management team is highly experienced with an impressive track record of success and has assembled an extensive technical team as well as a premier gold exploration portfolio. Auryn is focused on scalable high-grade gold deposits in established mining jurisdictions, which include the Committee Bay and Gibson MacQuoid gold projects located in Nunavut, the Homestake Ridge gold project in British Columbia and a portfolio of gold projects in southern Peru, through Corisur Peru SAC.

Forward Looking Information and additional cautionary language

This release includes certain statements that may be deemed “forward-looking statements”. Forward-looking information is information that includes implied future performance and/or forecast information including information relating to or associated with the acquisition and title to mineral concessions. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2017 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov.

US Investors

This news release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the Common Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful. The Common Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to, or for the benefit of, U.S. persons (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to an exemption from such registration requirements.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.